UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

CGI Group Inc.
(Name of Issuer)
Class A Subordinate Shares
(Title of Class of Securities)
39945C 10 9
(CUSIP Number)
BCE Inc.
1000, rue de la Gauchetière Ouest
Bureau 3700
Montréal, Québec, H3B 4Y7
Canada
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 23, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 14 pages)

SCHEDULE 13D

CUSIP No.	39945C 10 9	Page	2	of	14

1	NAME OF REPORTING PERSON

	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	BCE Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,927,761

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		28,927,761

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,927,761

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.7%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	39945C 10 9	Page	3	of	14

1	NAME OF REPORTING PERSON

	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Bell Canada Pension Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,927,761

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		28,927,761

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,927,761

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.7%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	39945C 10 9	Page	4	of	14

1	NAME OF REPORTING PERSON

	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Bimcor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,927,761

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		28,927,761

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,927,761

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.7%

14	TYPE OF REPORTING PERSON

	CO

Item 1. Security and Issuer
Item 2. Identity and Background
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be filed as Exhibits
SIGNATURES
Joint Filing Agreement
Share Transfer Agreement (No. 1)
Share Transfer Agreement (No. 2)
Share Transfer Agreement (No. 3)
October 2006 - Transaction Agreement (i)

Item 1. Security and Issuer.
     This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on May 14, 2004 as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 23, 2005 and by Amendment No. 2 filed with the Securities and Exchange Commission on August 11, 2006 (such schedule, as amended, the “Schedule 13D”) by BCE Inc. (“BCE”) and 3787877 Canada Inc. (“3787877”) relating to the Class A Subordinate Shares (the “Class A Shares”) of CGI Group Inc., a company incorporated under the laws of the Province of Québec (the “Company”). This Amendment No. 3 is filed by BCE, the Bell Canada Pension Plan (the “Plan”) and Bimcor Inc. (“Bimcor”, together with BCE and the Plan collectively referred to as the “Reporting Persons” and each as a “Reporting Person”). The principal executive offices of the Company are located at 1130 Sherbrooke Street West, 7th Floor, Montréal, Québec, Canada, H3A 2M8. A joint filing agreement is attached hereto as Exhibit 1 to this Schedule 13D pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     This Amendment No. 3 relates to the transfer, effective on October 23, 2006, by BCE to Bell Canada, a wholly-owned subsidiary of BCE, and to certain subsidiaries of Bell Canada, of 6,427,761 Class A Shares at $7.90 per share for an aggregate consideration of $50,779,311.90 payable to BCE by the issuance of promissory notes, and the subsequent transfer, effective on the same date, of the 6,427,761 Class A Shares by Bell Canada, and certain of its subsidiaries, to the Plan under the management of Bimcor. The subsequent transfer of the Class A Shares to the Plan reduces Bell Canada’s and its subsidiaries’ 2006 cash funding contributions to the Plan. The transfer of the 6,427,761 Class A Shares by BCE to Bell Canada and certain of its subsidiaries, and the subsequent transfer of these shares by them to the Plan, are herein collectively referred to as the “Transactions”.
     The following amendments to Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby made.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:
     “This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed by the Reporting Persons.
     The Plan is a registered pension plan organized under the laws of Canada, and is the pension plan that covers the employees of Bell Canada and certain of its subsidiaries (the “Plan members”). Bell Canada, a corporation organized under the laws of Canada, is the sponsor and administrator of the Plan. Bimcor is a corporation organized under the laws of Canada that is a wholly-owned subsidiary of BCE and that manages independently from BCE the Plan’s investments. BCE is a corporation organized under the laws of Canada.
     The address of the principal place of business of BCE is 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7. The address of the principal place of business of Bell Canada, the Plan’s sponsor and administrator, is 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7. The address of the principal place of business of Bimcor is 1000, rue de la Gauchetière Ouest, Bureau 1300, Montréal, Québec, Canada H3B 5A7.
     The principal business activity of BCE is communications. The principal objective of the Plan is to pay pensions to Plan members when they terminate their employment with Bell Canada or its subsidiaries or, in the event of their death, to their designated beneficiaries. The principal business of Bimcor is the management of investments of the Plan and of investments of the pension plans of other BCE group companies. BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, BCE’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in Bell Globemedia, Canada’s premier media company.
     Set forth on Schedules A-1 and A-2 to this Amendment, and incorporated herein by reference, are lists of the executive officers and directors of BCE and Bimcor that contain the following information with respect to each such person: (i) name; (ii) residence or business address; (iii) principal occupation or employment (and address of corporation or other organization in which such employment is conducted); and (iv) citizenship.
     During the last five years, none of the Reporting Persons and, to the best of the knowledge of BCE and Bimcor, none of the persons named on Schedules A-1 and A-2 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:
     “The Transactions reduce Bell Canada’s and certain of its subsidiaries’ 2006 cash funding contributions to the Plan.
     BCE has no current intention to acquire additional securities of the Company. However, BCE reserves the right to change its plans and intentions with respect to the Company at any time and BCE may, from time to time, sell or acquire Class A Shares (or other securities of the Company) in public or private transactions.
     The matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

     Except as set forth in this Item 4 (including the matters described in Item 6 which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.”
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:
     “(a) Following the closing of the Transactions, BCE, the Plan and Bimcor are the beneficial owners of 28,927,761 Class A Shares representing 9.7% of the outstanding Class A Shares. The calculation of the foregoing percentage is based on the approximately 297.5 million Class A Shares outstanding on November 3, 2006.
     (b) Following the closing of the Transactions, BCE has the sole power to vote or to direct the vote or dispose or direct the disposition of no Class A Shares. Following the closing of the Transactions, the Plan and Bimcor have the shared power to vote or to direct the vote or dispose or direct the disposition of 28,927,761 Class A Shares. Following the closing of the Transactions, BCE may be considered to have the shared power to vote or to direct the vote or dispose or direct the disposition of 28,927,761 Class A Shares. However, BCE disclaims beneficial ownership of the Class A Shares held by the Plan.
     To the best of the knowledge of BCE and Bimcor, the following persons named on Schedules A-1 or A-2 beneficially own the following amounts of Class A Shares and have sole voting power and sole dispositive power with respect to such shares (in each case the amount of Class A Shares accounts for less than 1% of the total outstanding amount of Class A Shares):
(i)	André Bérard 5,000 Class A Shares

(ii)	The Honourable Edward C. Lumley 4,000 Class A Shares

(iii)	Alain Bilodeau800 Class A Shares
     (c) In addition to the Transactions, the following transactions were effected in the past sixty days in this class of securities by the Reporting Persons:
(i)	On September 26, 2006, the Plan sold 1,500,000 Class A Shares at $7.05 per share through the facilities of the Toronto Stock Exchange (“TSX”);

(ii)	On October 12, 2006, the Plan sold 300,000 Class A Shares at $7.81 per share through the facilities of the TSX;

(iii)	On October 13, 2006, the Plan sold 200,000 Class A Shares at $7.79 per share through the facilities of the TSX;

(iv)	On October 19, 2006, the Plan sold 74,300 Class A Shares at $7.94 per share through the facilities of the TSX;

(v)	On October 20, 2006, the Plan sold 225,700 Class A Shares at $7.90 per share through the facilities of the TSX;

(vi)	On October 23, 2006, the Plan sold 200,000 Class A Shares at $7.96 per share through the facilities of the TSX;
     To the best of the knowledge of BCE and Bimcor, there were no transactions effected in the past sixty days in this class of securities by any of the persons named on Schedules A-1 and A-2 hereto.
     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Shares held by the Reporting Persons or the persons named on Schedules A-1 or A-2 other than each of the Reporting Persons or such persons named on Schedules A-1 or A-2.
     (e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:
     “The response to Item 4 of this Schedule 13D is incorporated herein by reference.
     The Transactions were first implemented by means of Share Transfer Agreements, made effective October 23, 2006, entered into by BCE, on one hand, and Bell Canada and certain of its subsidiaries, on the other, pursuant to which BCE transferred 6,427,761 Class A Shares to Bell Canada and such subsidiaries for an aggregate consideration of $50,779,311.90 payable by the issuance of promissory notes. A Transaction Agreement, also effective on October 23, 2006, was subsequently entered into by Bell Canada, and its subsidiaries, on one hand, and by Bell Canada in its capacity as administrator of the Plan (“Administrator”), on the other, pursuant to which the Administrator acquired, on behalf of the Plan, from Bell Canada and its subsidiaries the 6,427,761 Class A Shares for the same aggregate consideration which was satisfied by reducing Bell Canada’s and its subsidiaries’ 2006 cash funding contributions to the Plan. The Share Transfer Agreements and the Transaction Agreement are herein collectively referred to as the “Transactions Agreements”.
     This description of the Transactions Agreements is qualified in its entirety by reference to the Transactions Agreements, copies of which have been filed as Exhibits 99.1 through 99.4 to this Amendment and are incorporated herein by reference.
     BCE and its wholly-owned subsidiaries holding any Class A Shares or Class B Shares or other securities of the Company (collectively, “Securities”) have certain registration rights with respect to the Securities held by them pursuant to the terms and conditions set forth in the Registration Rights Agreement entered into as of July 1, 1998 among BCE, Bell Canada and the Company (the “Registration Rights Agreement”).

     This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as Exhibit 5 to this Schedule 13D on May 14, 2004 and is incorporated herein by reference.
     Except as described above or elsewhere in this Amendment or incorporated by reference in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the other persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.”
Item 7. Material to be filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:
“Exhibit 1: Joint Filing Agreement dated November 3, 2006 among BCE Inc., Bell Canada, in its capacity as administrator of the Bell Canada Pension Plan and Bimcor Inc.
Exhibit 99.1: Share Transfer Agreement (No. 1), made effective October 23, 2006, between BCE Inc. and Bell Canada
Exhibit 99.2: Share Transfer Agreement (No. 2), made effective October 23, 2006, between BCE Inc. and Connexim Inc.
Exhibit 99.3: Share Transfer Agreement (No. 3), made effective October 23, 2006, between BCE Inc. and Bell Mobility Inc.
Exhibit 99.4: Transaction Agreement, made effective October 23, 2006, between Bell Canada, in its capacity as administrator of the Bell Canada Pension Plan, Bell Canada, in its capacity as employer under the Bell Canada Pension Plan, Bell Mobility Inc. and Connexim Inc.”

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 3, 2006

BCE Inc.

By:	/s/ Martine Turcotte

Name: Martine Turcotte
Title: Chief Legal Officer

Bell Canada, as administrator of the Bell Canada Pension Plan

By:	/s/ Michael T. Boychuk

Name: Michael T. Boychuk
Title: Senior Vice-President and Treasurer

Bimcor Inc.

By:	/s/ Brian Kouri

Name: Brian Kouri
Title: Vice-President Finance and Administration

SCHEDULE A-1
DIRECTORS AND EXECUTIVE OFFICERS OF
BCE INC.
The following sets forth the name, residence or business address, principal occupation or employment and citizenship of the directors and principal executive officers of BCE Inc.

Principal Occupation or Employment
(and address of corporation or other
organization in which such
Name	Residence or Business Address	employment is conducted)	Citizenship
Directors

André Bérard	600, de La Gauchetière W., 27th Floor Montréal, Québec, Canada H3B 4L2	Corporate Director, 600 de La Gauchetière W., 27th floor, Montréal, Québec, Canada H3B 4L2	Canadian

Ronald A. Brenneman	150 – 6th Avenue S.W., P.O. Box 2844 Calgary, Alberta, Canada T2P 3E3	President and Chief Executive Officer, Petro-Canada (petroleum company), 150 – 6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada T2P 3E3	Canadian

Richard J. Currie	483 Bay Street, 7th Floor, North Tower Toronto, Ontario, Canada M5G 2C9	Chair of the board, BCE and Bell Canada, 483 Bay Street, 7th floor, North Tower, Toronto, Ontario, Canada M5G 2C9	Canadian

Anthony S. Fell	200 Bay Street, 3rd Floor, South Tower Toronto, Ontario, Canada M5J 2W7	Chair of the board, RBC Dominion Securities Limited (investment bank), 200 Bay Street, 3rd floor, South Tower, Toronto, Ontario, Canada M5J 2W7	Canadian

Donna Soble Kaufman	2 St. Clair Avenue East, Suite 800 Toronto, Ontario, Canada M4T 2T5	Corporate Director and Lawyer, 2 St. Clair Avenue East, Suite 800 Toronto, Ontario, Canada M4T 2T5	Canadian

Brian M. Levitt	1000, de La Gauchetière W., 21st Floor Montréal, Québec, Canada H3B 4W5	Partner and Co-Chair, Osler, Hoskin & Harcourt LLP (law firm), 1000, de La Gauchetière W., 21st Floor Montréal, Québec, Canada H3B 4W5	Canadian

The Honourable Edward C. Lumley	1 First Canadian Place, 4th Floor, P.O. Box 150 Toronto, Ontario, Canada M5X 1H3	Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank), 1 First Canadian Place, 4th Floor, P.O. Box 150 Toronto, Ontario, Canada M5X 1H3	Canadian

Judith Maxwell	305 Clemow Avenue Ottawa, Ontario, Canada K1S 2B7	Research Fellow, Canadian Policy Research Networks, Inc. (non-profit organization conducting research on work, family, health, social policy and public involvement), 600-250 Albert St. Ottawa, Ontario, Canada K1P 6M1	Canadian

Principal Occupation or Employment
(and address of corporation or other
organization in which such
Name	Residence or Business Address	employment is conducted)	Citizenship
John H. McArthur	Gallatin Hall C1-3D, Soldiers Field Boston, Massachusetts USA 02163	Dean Emeritus, Harvard University Graduate School of Business Administration (university), Gallatin Hall C1-3D, Soldiers Field Boston, Massachusetts USA 02163	Canadian

Thomas C. O’Neill	33 Geraldine Court Don Mills, Ontario, Canada M3A 1N2	Corporate Director and Chartered Accountant, 33 Geraldine Court, Don Mills, Ontario, Canada M3A 1N2	Canadian

James A. Pattison	1067 West Cordova Street, Suite 1800 Vancouver, British Columbia, Canada V6C 1C7	Chairman and Chief Executive Officer, The Jim Pattison Group (diversified consumer oriented company), 1067 West Cordova Street, Suite 1800, Vancouver, British Columbia, Canada V6C 1C7	Canadian

Robert C. Pozen	500 Boylston Street Boston, Massachusetts USA 02116	Chair of the board, MFS Investment Management (global investment manager), 500 Boylston Street, Boston, Massachusetts USA 02116	American

Michael J. Sabia	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	President, Chief Executive Officer and Director of BCE, 1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Canadian

Paul M. Tellier	935 de La Gauchetière W., 17th Floor Montréal, Québec, Canada H3B 2M9	Corporate Director, 935 de La Gauchetière W., 17th Floor, Montréal, Québec, Canada H3B 2M9	Canadian

Victor L. Young	9 Primrose Place St. John’s, Newfoundland, Canada A1B 4H1	Corporate Director, 9 Primrose Place, St. John’s, Newfoundland, Canada A1B 4H1	Canadian

Executive Officers

Alain Bilodeau	1000, de La Gauchetière W., 4th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President of BCE (President, BCE Corporate Services), 1000, de La Gauchetière W., 4th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Michael T. Boychuk	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President and Treasurer of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Karyn A. Brooks	1000, de La Gauchetière W., 7th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President and Controller of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Mark R. Bruneau	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Advisor-Office of the CEO of BCE, 1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Canadian

Principal Occupation or Employment
(and address of corporation or other
organization in which such
Name	Residence or Business Address	employment is conducted)	Citizenship
William J. Fox	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Executive Vice-President – Communications and Corporate Development of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Lib Gibson	483 Bay Street, Floor 6N Toronto, Ontario, Canada M5G 2C9	Corporate Advisor of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Leo W. Houle	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Chief Talent Officer of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Lawson A.W. Hunter	110 O’Connor Street, 14th Floor Ottawa, Ontario, Canada K1P 1H1	Executive Vice-President and Chief Corporate Officer of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Alek Krstajic	473 Adelaide Street West, Floor 3 Toronto, Ontario, Canada M5V 1T1	Officer – Office of the CEO of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Patricia A. Olah	1000, de La Gauchetière W., 41st Floor Montréal, Québec, Canada H3B 5H8	Corporate Secretary and Lead Governance Counsel of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	American

Barry W. Pickford	1000, de la Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Senior Vice-President – Taxation of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

L. Scott Thomson	1000, de la Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Executive Vice-President-Corporate Development of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Wayne L. Tunney	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President – Taxation of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Martine Turcotte	1000, de la Gauchetière W., 38th Floor, Montréal, Québec, Canada H3B 4Y7	Chief Legal Officer of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Siim A. Vanaselja	1000, de la Gauchetière W., 38th Floor, Montréal, Québec, Canada H3B 4Y7	Chief Financial Officer of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Nicholas Zelenczuk	483 Bay Street, Floor 9S-Orange Toronto, Ontario, Canada M5G 2C9	Senior Vice-President – Audit and Risk Management of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

SCHEDULE A-2
DIRECTORS AND EXECUTIVE OFFICERS OF
BIMCOR INC.
The following sets forth the name, residence or business address, present principal occupation or employment and citizenship of the directors and principal executive officers of Bimcor Inc.

Principal Occupation or Employment
(and address of corporation or other
organization in which such employment
Name	Residence or Business Address	is conducted)	Citizenship
Directors

Michael T. Boychuk	1000, rue de La Gauchetière West, 37th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President and Treasurer of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Paul Gauthier	1000, rue de La Gauchetière West, 13th Floor Montréal, Québec, Canada H3B 5A7	President and Chief Executive Officer of Bimcor, 1000, de La Gauchetière W., 13th Floor, Montréal, Québec, Canada H3B 5A7	Canadian

Leo W. Houle	1000, rue de La Gauchetière West, 37th Floor Montréal, Québec, Canada H3B 4Y7	Chief Talent Officer of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Ted H. Ignacy	1601 Telesat Court , Gloucester, Ontario, Canada, K1B 5P4	Vice-President Finance and Treasurer of Telesat, 1601 Telesat Court, Gloucester, Ontario, Canada K1B 5P4	Canadian

Martine Turcotte	1000, rue de La Gauchetière West, 37th Floor Montréal, Québec, Canada H3B 4Y7	Chief Legal Officer of BCE, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Siim A. Vanaselja	1000, rue de La Gauchetière West, 37th Floor Montréal, Québec, Canada H3B 4Y7	Chief Financial Officer, 1000, de La Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Canadian

Executive Officers

Peter S. Jarvis	4831 Bay Street, Floor 9, Toronto, Ontario, Canada M5G 2E1	Chief Investment Officer of Bimcor, 4831 Bay Street, 9th floor, Toronto, Ontario, Canada M5G 2E1	Canadian

Brian Kouri	1000, rue de La Gauchetière West, 13th Floor Montréal, Québec, Canada H3B 5A7	VP Finance and Administration of Bimcor, 1000, de La Gauchetière W., 13th Floor Montréal, Québec, Canada H3B 5A7	Canadian

Harry J. Riva	483 Bay Street, Floor 9, Toronto, Ontario, Canada M5G 2E1	VP and General Counsel of Bimcor, 483 Bay Street, 9th floor, Toronto, Ontario, Canada M5G 2E1	Canadian